Exhibit 99.1

Catalyst reports improved quarter over quarter operating performance

RICHMOND, BC, May 12, 2015 /CNW/ - With a continued sharp focus on operational excellence priorities, Catalyst Paper (TSX:CYT) today announced improved operating performance for the first quarter of 2015.

Adjusted earnings before tax, depreciation and amortization (EBITDA) were $14.0 million compared to $6.8 million in Q4 2014. Excluding specific items, our net loss was $12.6 million compared to a net loss of $10.4 million in the fourth quarter of 2014. In the first quarter, we incurred $1.4 million on transaction costs to complete the acquisition of the US mills and $5.5 million on integration of the mills. Free cash flow was negative $8.1 million, compared to negative $12.2 million in the previous quarter. We ended Q1 with total liquidity of $101.6 million.

Improved operating results were driven by Catalyst's Canadian operations, which delivered performance improvements, including significantly better paper productivity and strong cost control related to maintenance and labour spending. Results were buoyed by the declining Canadian dollar but challenged by lower paper transaction prices.

For the US operations, investments were targeted at accelerating the integration process, and establishing the structures and systems to support the company's expanded North American business. Results in the quarter were negatively impacted by exceptionally cold weather.

"The leadership changes and investments we made in the past 18 months are delivering step change performance improvements in Canada," said Joe Nemeth, President & Chief Executive Officer. "We're applying the same approach and sense of urgency in our US operations, and with the majority of strategic investments and integration costs behind us by the end of Q2, we believe we will have a strong second half."

Quarter Highlights

The Canadian operations had a strong first quarter. Paper productivity increased by 2.8% compared to Q1 2014, after adjusting for the indefinite curtailment of the No. 9 paper machine at Powell River. Performance improvements were led by the Powell River division, which reported a step change in safety performance, machine productivity and cost control, as the mill implemented a comprehensive revitalization initiative to support its long-term sustainability.

The Canadian operations also maintained a diligent focus on mitigating the ongoing challenge of increasing hydro-electricity rates in British Columbia. The Canadian mills' energy management program yielded a net benefit of $3.6 million in the first quarter.

A key focus in Q1 was the integration of the US mills and the establishment of a regional sales, marketing and order fulfilment office in Ohio. With the acquisition, the company has inherited strong specialty paper brands that will be strategically marketed given their high-profile marketplace presence and customer acceptance.

Selected Financial Information

	2015	2014
(In millions of Canadian dollars, except where otherwise stated)	Q1	Total	Q4	Q3	Q2	Q1
Sales	$479.3	$1,109.3	$279.9	$272.0	$283.5	$273.9
Operating earnings (loss)	(0.3)	(13.5)	(21.2)	(3.2)	(3.9)	14.8
Depreciation and amortization	14.3	44.6	11.5	11.2	11.0	10.9
Adjusted EBITDA [1]	14.0	47.6	6.8	8.0	7.1	25.7
– before restructuring costs [1]	14.6	48.1	7.3	8.0	7.1	25.7
Net earnings (loss)	22.2 [2]	(72.3)	(39.7)	(22.5)	(6.3)	(3.8)
– before specific items [1]	(12.6)	(28.3)	(10.4)	(10.8)	(13.6)	6.5
Adjusted EBITDA margin [1]	2.9%	4.3%	2.4%	2.9%	2.5%	9.4%
– before restructuring costs [1]	3.0%	4.3%	2.6%	2.9%	2.5%	9.4%
Net earnings (loss) per share attributable to the company's common shareholders (in dollars)
– basic and diluted	$1.53	$(4.99)	$(2.75)	$(1.55)	$(0.43)	$(0.26)
– before specific items [1]	(0.87)	(1.95)	(0.72)	(0.74)	(0.94)	0.45

(In thousands of tonnes)
Sales	510.5	1,389.3	348.9	348.2	356.5	335.7
Production	574.4	1,403.5	345.3	355.7	349.7	352.8

[1]	Refer to section 6, Non-GAAP measures, in the First Quarter Management's Discussion & Analysis.
[2]	Includes gain on purchase of US mills of $39.3 million.

Market Conditions

Market conditions remained challenging as North American demand for the company's paper grades decreased from the previous quarter, leading to increased inventory levels compared to Q4 2014. The decline in demand was most significant for directory and newsprint, products which continued to be displaced by digital alternatives. Capacity closures, however, led to strengthening operating rates and improved pricing in the first quarter for coated groundwood paper. While NBSK shipments and benchmark prices for China declined in the first quarter, the weakening Canadian dollar more than offset any price decline in the quarter.

Outlook

Second quarter earnings are expected to be negatively impacted by higher power costs for our Canadian operations due to an announced hydro-electricity rate increase, maintenance spending related to a major maintenance shut at our Rumford mill in May, integration costs related to our US paper mills and market curtailments.

The curtailments at the Port Alberni and Powell River mills will remove production of more than 18,000 tonnes, while the curtailment at the Rumford mill will remove production of 25,000 tonnes. These curtailments are scheduled to be concurrent with planned maintenance outages to minimize the impact on costs and operations.

We expect that the investments made in the first half of the year in our US operations will benefit our results in the second half, as we improve margins from efforts to drive down operating costs, harmonize brands, improve product mix, and leverage synergies related to distribution and logistics.

Further Quarterly Results Materials

This release, along with the full Management Discussion & Analysis, Financial Statements and accompanying notes are available on our web site at www.catalystpaper.com/Investors. This material is also filed with SEDAR in Canada and EDGAR in the United States.

About Catalyst Paper

Catalyst Paper manufactures diverse printing papers such as coated freesheet, coated and uncoated groundwood, newsprint, directory, as well as market pulp.  Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's Management's Discussion and Analysis contained in Catalyst's annual report for the year ended December 31, 2014 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Joe Nemeth, President & Chief Executive Officer, (604) 247-4012

CO: Catalyst Paper Corporation

CNW 23:11e 12-MAY-15